Via Facsimile and U.S. Mail
Mail Stop 6010

November 15, 2006

Mr. Mark Tucker
Group Chief Executive
Prudential PLC
Laurence Pountney Hill
London EC4R 0HH
England

      Re: **Prudential PLC**
             Form 20-F for Fiscal Year Ended December 31, 2005
             File No. 1-15040

Dear Mr. Tucker:

We have reviewed your October 31, 2006 response to our September 19, 2006 comment letter and have the following comments. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2005
Operating and Financial Review and Prospects
IFRS Critical Accounting Policies, page 98

1.   We acknowledge your response to our previous comment one. Please represent to us that you will revise your proposed disclosure in future filings to clarify that the sensitivity reported represents reasonably likely changes in assumptions as required by FR-72. In this regard, it is unclear whether the changes presented for your UK insurance operations on page 10 of your response and those for your Taiwanese operations on page 13 are reasonably likely.

Financial Information
Notes to Consolidated Financial Statements
Section A: Background and adoption of International Financial Reporting Standards
(IFRS)
Note A4: Significant accounting policies
(b) Accounting policies applied
(iii) Other assets, liabilities, income and expenditure
Share-based payments, page F-32

2.   Consistent with your response to our previous comment seven, please represent to
       us that you will revise your disclosure in future filings to clearly indicate that your
       additional modeling is performed to estimate the fair value of your share-based
       awards subject to market conditions.

3.   Consistent with your response to our previous comment eight, please represent to
       us that you will revise your disclosure in future filings to clarify that none of the
       trusts that hold your shares for employee incentive and savings plans continue to
       hold these shares once they are issued to employees.

Section D: Life assurance business
Note D4: Asian operations
(g) Sensitivity of IFTS basis profit or loss and equity to changes that have a material
effect
(ii) Other sensitivities
Other non-participating business, page F-94

4.   Please represent to us that you will modify your disclosure in future filings to
       clearly indicate that you unlocked your original assumptions in 2005 consistent
       with your response to our previous comment 11. In addition, please represent that
       you will clearly disclose in future filings whether and to what extent you unlock
       these assumptions in the future.

Section F: Income statements notes
Note F5: Tax
(a) Total tax expense by nature of expense, page F-121

5.   Given that the 2005 adjustment related to the reversal of prior tax reserves is
       material to your income tax provision, please represent to us that you will revise
       your disclosure in future filings to indicate the nature of the adjustments
       consistent with your response to our previous comment 12.

(b) Reconciliation of effective tax rate
(i) Summary of pre-tax profit and tax charge, page F-122

6.   We acknowledge your response to our previous comment 13. Please provide us,
       in a disclosure-type format, proposed disclosure clarifying the apparent 100%

effective tax rate on profit attributable to policyholders consistent with your response to part c of our previous comment. In this regard, please consider disclosing the pre-tax profits attributable to policyholders and the actual effective tax rate on this portion of your business. In addition, please reconcile the disclosed pre-tax profits to your rollforward of the liability for unallocated surplus of with-profits fund provided in Note H12 on page F-157. If you do not wish to present the pre-tax profits and actual effective tax rate for your profits attributable to policyholders, please explain to us how your proposed disclosure will present fairly your taxable income and tax expense.

Section H: Other information on balance sheet items
Note H14: Provisions and contingencies
Pension mis-selling review, page F-163

7. We acknowledge your response to our previous comment 18 that the pension mis-selling reserve is a component of your insurance contract liabilities. Please explain to us the provisions of your private pension products that provide insurance coverage as required by paragraph 2(a) of IFRS 4. If you account for this liability as financial instruments with a discretionary participation feature under paragraph 2(b) of IFRS 4, please explain to us why you carry this obligation in your insurance contract liabilities and not your investment contract liabilities with discretionary participation features on your balance sheet.

Section J: Summary of Material Differences between IFRS and US Generally Accepted Accounting Principles
Derivative instruments, page F-207

8. We acknowledge your response to our previous comment 21. Please address the following additional comments related only to your US GAAP accounting for the fair value hedge of your $1 billion perpetual subordinated bond issue:

   a. It appears from your response that you designated a 30-year cancellable swap as a fair value hedge for your perpetual bonds. DIG Issue F2 appears to prohibit the designation of fair value hedges for a portion of the life of a hedged item. Please explain to us how your designated hedging relationship complies with this guidance. Otherwise, please provide us with your assessment of the materiality of the difference in your accounting verses marking the changes in fair value of your swap through the income statement.

   b. It appears that you re-designated the same swap as a hedging instrument of your perpetual subordinated bond issue on January 1, 2005 after you discontinued hedge accounting in 2004. If your initial designation of the swap as a fair value hedge of your perpetual notes complies with US GAAP as identified in the previous comment, please explain to us how you re-designated the same hedging relationship in 2005 when paragraph 25 of SFAS 133 prohibits the re-designation of the same hedging relationship once hedge accounting is discontinued. Please clarify for us whether you designated a new hedging instrument for your perpetual subordinated bond issue. If not, please provide us with your assessment of the materiality of the difference in your accounting verses marking the changes in fair value of your swap through the income statement in 2005.

Condensed Financial Information of Registrant, page S-1

9. We acknowledge your response to our previous comment 22. We will evaluate your response and convey any additional comments after our discussion with representatives of KPMG.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP.

As requested in our September 19, 2006 letter, please provide, in your response letter to us, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant